

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 3, 2022

Tia Sherringham
Vice President, Head of Legal
DoorDash, Inc.
303 2nd Street, South Tower, 8th Floor
San Francisco, California 94107

      Re: DoorDash, Inc.
          Registration Statement on Form S-4
          Filed December 22, 2021
          File No. 333-261844

Dear Ms. Sherringham:

     This is to advise you that we have not reviewed and will not review your registration statement.

     Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Jennie Beysolow at 202-551-8108 with any questions.

                         Sincerely,

                         Division of Corporation Finance
                         Office of Trade & Services

cc: Brian Keyes